UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)
Triloma EIG Energy Income Fund
(Name of Issuer)

Common Shares, par value $.001
(Title of Class of Securities)

89619L 109
(CUSIP Number)

December 15, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89619L 109	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Andrew Iott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6	SHARED VOTING POWER 13,099.832
7	SOLE DISPOSITIVE POWER 0
8	SHARED DISPOSITIVE POWER 13,099.832
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,099.832
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 89619L 109	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS Jennifer Iott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6	SHARED VOTING POWER 13,099.832
7	SOLE DISPOSITIVE POWER 0
8	SHARED DISPOSITIVE POWER 13,099.832
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,099.832
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 89619L 109	Page 4 of 7 Pages

Item 1(a)	Name of Issuer:
Triloma EIG Energy Income Fund

Item 1(b)	Address of Issuer’s Principal Executive Offices:

201 North New York Avenue, Suite 250
Winter Park, FL 32789

Item 2(a)	Name of Persons Filing:
(i)	Andrew Iott
(ii)	Jennifer Iott

Item 2(b)	Address of Principal Business Office or, if none, Residence :

(i)	c/o Comprehensive Asset Management & Servicing 300 Conshohocken State Road Conshohocken, PA 10428

(ii)	c/o Comprehensive Asset Management & Servicing 300 Conshohocken State Road Conshohocken, PA 10428

Item 2(c)	Citizenship:

(i)	United States of America
(ii)	United States of America

Item 2(d)	Title of Class of Securities:
Common Shares, par value $.001

Item 2(e)	CUSIP Number: 89619L 109

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under Section 15 of the Act.
(b)	[ ] Bank as defined in Section 3(a)(6) of the Act.
(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act.
(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940.
(e)	[ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
(f)	[ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
(g)	[ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
(j)	[ ] A non-U.S. institution in accordance with Section 240.13d-1(b)(1) (ii)(J).

CUSIP No. 89619L 109	Page 5 of 7 Pages

	(k)	[ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

	If filing as a non-U.S. institution in accordance with Section 240.13d-1
	(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a)		Amount Beneficially Owned:
	(i)	13,099.832
	(ii)	13,099.832

(b)		Percent of Class:
	(i)	7.5%
	(ii)	7.5%

(c)		Number of Shares as to which the person has:

(1)		Sole power to vote or to direct the vote:

	(i)	0
	(ii)	0

(2)		Shared power to vote or direct the vote:

	(i)	13,099.832
	(ii)	13,099.832

(3)		Sole power to dispose or direct the disposition of:

	(i)	0
	(ii)	0

(4)		Shared power to dispose or to direct the disposition of:

	(i)	13,099.832
	(ii)	13,099.832

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [   ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

		Not applicable.

Item 7.	Identification and Classification of Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

		Not applicable.

Item 8.	Identification and Classification of Members of the Group.

		Not applicable.

CUSIP No. 89619L 109	Page 6 of 7 Pages

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2016

By:	/s/ Andrew Iott
Andrew Iott

By:	/s/ Jennifer Iott
Jennifer Iott

CUSIP No. 89619L 109	Page 7 of 7 Pages

JOINT FILING AGREEMENT AMONG ANDREW IOTT AND JENNIFER IOTT

WHEREAS, in accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934 (the "Act"), only one joint statement and any amendments thereto need to be filed whenever one or more persons are required to file such a statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement or amendments thereto is filed on behalf of each of them;

NOW, THEREFORE, the parties hereto agree as follows:

ANDREW IOTT AND JENNIFER IOTT hereby agree, in accordance with Rule 13d-1(k) under the Act, to file a statement on Schedule 13G relating to their ownership of Common Stock of the Issuer and do hereby further agree that said statement shall be filed on behalf of each of them.

Date: December 21, 2016	By:	/s/ Andrew Iott
Andrew Iott

Date: December 21, 2016	By:	/s/ Jennifer Iott
Jennifer Iott